UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Civeo Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

178787107

(CUSIP Number)

Torgerson Family Trust and 989677 Alberta Ltd.

9645 45 Avenue NW

Edmonton, Alberta, Canada T6E 5Z8

Attention: Lance Torgerson

- with copies to -

Dentons Canada LLP

2900 Manulife Place

10180 – 101 St. NW

Edmonton, AB T5J 3V5

Attention: Leanne Krawchuk

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Torgerson Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,295,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,295,574

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON 989677 Alberta Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 427,231
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 427,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Svenco Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 427,231 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 427,231 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

(1)	Svenco Investments Ltd. may be deemed to be the beneficial owner of 427,231 shares held indirectly by Svenco Investments Ltd. as the direct owner of all of the voting shares of 989677 Alberta Ltd.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Lance Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,722,805 (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,722,805 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,805 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.09%
14	TYPE OF REPORTING PERSON IN

(2)

Lance Torgerson may be deemed to be the beneficial owner of the shares held directly by Torgerson Family Trust, of which Lance Torgerson is one of three co-trustees and a beneficiary, and the shares held directly by 989677 Alberta Ltd., of which Lance Torgerson is the sole director and, as the owner of 100% of the voting shares of Svenco Investments Ltd., is the indirect beneficial owner of all of the voting shares of 989677 Alberta Ltd.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Tammy Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,722,805 (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,722,805 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,722,805 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.09%
14	TYPE OF REPORTING PERSON IN

(3)	Mrs. Torgerson may be deemed to be the beneficial owner of the shares held by her spouse Lance Torgerson.

CUSIP No. 178787107

1	NAME OF REPORTING PERSON Richard Torgerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,295,574 (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,295,574 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,574 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.09%
14	TYPE OF REPORTING PERSON IN

(4)	Richard Torgerson may be deemed to be the beneficial owner of the shares held directly by Torgerson Family Trust, of which Richard Torgerson is one of three co-trustees.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D/A (the “Amendment”) relates to Common Shares (“Common Shares”) of Civeo Corporation, a British Columbia corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D/A that was filed on March 8, 2019 (the “Schedule 13D”). This Amendment is being filed to update Item 5 to the Schedule 13D. Other than information set forth on the cover pages and Item 5 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information on the cover pages are incorporated by reference to this Item 5(a) and 5(b).

The ownership percentage is calculated based upon 14,250,180 of the Issuer’s Common Shares outstanding as of October 25, 2021, as reported in the Issuer’s quarterly report for the period ending September 30, 2021 on the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2021.

(c) The following table sets forth all transactions with respect to the Common Shares effected during the past sixty (60) days prior to the effective date of this Amendment No. 6 to Schedule 13D by the Reporting Persons. All transactions were made on the New York Stock Exchange.

Date of Transaction	Transaction	Number of securities sold (Torgerson Family Trust):	Number of securities sold (989677 Alberta Ltd.):	Total shares sold	Volume Weighted Average Price
Jan-06-2022	Sale	4,182	620	4,802	$19.57

Jan-07-2022	Sale	4,373	648	5,021	$19.67

Jan-10-2022	Sale	4,589	680	5,269	$19.55

Jan-11-2022	Sale	4,754	704	5,458	$19.74

Jan-12-2022	Sale	4,816	714	5,530	$19.96

Jan-13-2022	Sale	4,866	721	5,587	$20.11

Jan-14-2022	Sale	4,796	711	5,507	$20.48

Jan-18-2022	Sale	4,843	718	5,561	$20.15

Jan-19-2022	Sale	5,108	757	5,865	$19.81

Jan-20-2022	Sale	5,008	742	5,750	$20.25

Jan-21-2022	Sale	5,052	748	5,800	$20.03

Jan-24-2022	Sale	5,252	778	6,030	$19.63

Jan-25-2022	Sale	5,518	817	6,335	$19.84

Jan-26-2022	Sale	5,575	826	6,401	$20.52

Jan-27-2022	Sale	5,705	845	6,550	$20.00

Jan-28-2022	Sale	5,872	870	6,742	$20.35

Jan-31-2022	Sale	6,102	904	7,006	$21.28

Feb-01-2022	Sale	6,457	957	7,414	$22.24

Feb-02-2022	Sale	6,651	985	7,636	$22.46

Feb-03-2022	Sale	6,625	981	7,606	$22.16

Feb-04-2022	Sale	6,639	983	7,622	$22.26

Feb-07-2022	Sale	6,656	986	7,642	$22.42

Feb-08-2022	Sale	6,621	981	7,602	$21.90

Feb-09-2022	Sale	6,645	984	7,629	$22.26

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2022

Torgerson Family Trust

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	Trustee

989677 Alberta Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

Svenco Investments Ltd.

By:	/s/ Lance Torgerson
Name:	Lance Torgerson
Title:	President

/s/ Lance Torgerson
Lance Torgerson

/s/ Richard Torgerson
Richard Torgerson

/s/ Tammy Torgerson
Tammy Torgerson